Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	August 10, 2026

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) is for the quarter (“Q2 2026” or the “Quarter”) and half-year ended June 30, 2026. It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Interim Financial Statements”) which are available from SEDAR+ at www.sedarplus.ca or from Caledonia’s website at www.caledoniamining.com. The Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In this MD&A, the terms “Caledonia”, “the Company”, “the Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are in US Dollars (also “$”, “US$” or “USD”), unless stated otherwise. The MD&A is focused on material matters.

1. OVERVIEW

Caledonia is a Zimbabwean focused exploration, development, and mining company. Caledonia owns a 64% stake in the gold-producing Blanket mine (“Blanket”), and 100% stakes in the Bilboes oxide mine, the Bilboes sulphide project (together with the Bilboes oxide mine “Bilboes”) and the Motapa and Maligreen gold mining projects, all situated in Zimbabwe. Caledonia’s shares are listed on the NYSE American LLC (“NYSE American”), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbol “CMCL”).

2. SUMMARY

	3 months ended		6 months ended		Comment
	June 30		June 30
	2026	2025	2026	2025
Consolidated gold produced (oz)	17,737	21,442	32,916	40,548

Gold produced in the Quarter was 17.3% lower than in the second quarter of 2025 (the “comparative quarter” or “comparable quarter” or “Q2 2025”).

Blanket

17,360 ounces of gold (“ounces” or “oz”) were produced at Blanket in the Quarter (Q2 2025: 21,070 ounces), a 17.6% decrease from the comparable quarter due to lower grade and gold recovery partially offset by higher tonnes milled. Q2 2025 benefited from exceptional grades which resulted in a record second quarter that year. The lower performance in 2026 reflects the planned mining sequence and constrained access to higher-grade areas during the first half of the year.

Bilboes

377 ounces of gold were produced from the Bilboes oxide mine in the Quarter (Q2 2025: 372 ounces).

Although the mine was placed on care and maintenance at the end of September 2023, heap leaching will continue for as long as it makes a cash contribution. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences.

	3 months ended		6 months ended		Comment
	June 30		June 30
	2026	2025	2026	2025
Consolidated gold sold (oz)	17,811	20,487	31,594	39,875

Gold sold in the Quarter was 13.1% lower than in the comparative quarter.

Blanket

17,427 ounces of gold were sold from Blanket in the Quarter (Q2 2025: 20,115 ounces), a 13.4% decrease. Gold sales exclude 3,589 ounces of gold work-in-progress, which were sold early in July.

Bilboes

384 ounces of gold were sold from the Bilboes oxide mine in the Quarter (Q2 2025: 372 ounces).

	3 months ended		6 months ended		Comment
	June 30		June 30
	2026	2025	2026	2025
Consolidated on-mine cost per ounce ($/oz)[1]	1,675	1,123	1,704	1,161

On-mine cost per ounce sold in the Quarter increased by 49.2% compared to the comparable quarter.

The 49.2% increase in the Quarter against the comparable quarter was due to substantial employee benefits costs incurred in the quarter, which do not reflect core operating activities, and higher on-mine costs at Blanket. These factors, coupled with the lower grade in the quarter, meant that costs were spread across fewer production ounces.

Consolidated all-in sustaining cost (“AISC”) per ounce ($/oz)[1]	2,678	1,805	2,715	1,801

The AISC per ounce sold in the Quarter increased by 48.3% compared to the comparative quarter, predominantly due to higher on-mine costs, increased royalties driven by stronger gold prices in the quarter, and advisory fees from the successful issue of convertible bonds. The AISC increase also reflects the impact of lower ounces produced during the Quarter compared to Q2 2025 due to lower grade.

Average realised gold price ($/oz)[1]	4,259	3,186	4,502	3,045	The average realised gold price reflects international spot prices.
Gross profit[2] ($’000)	39,182	33,806	71,283	60,732	Gross profit for the Quarter increased from the comparative quarter, predominantly due to the higher gold price partly offset by lower ounces sold.

	3 months ended		6 months ended		Comment
	June 30		June 30
	2026	2025	2026	2025
Net profit attributable to shareholders ($’000)	23,806	20,487	39,659	29,402

The increase in net profit attributable to shareholders was driven by improved gross profit performance and favourable fair value movements on derivative instruments, as detailed in Note 9 to the Interim Financial Statements.

Basic IFRS earnings per share (“EPS”) (cents)	136.3	105.7	216.0	150.3	Basic IFRS EPS reflects the movement in IFRS profit attributable to shareholders.
Adjusted EPS (cents)[1]	68.0	113.9	130.3	172.4	Adjusted EPS excludes, inter alia, unrealised intercompany foreign exchange gains and losses, deferred tax and fair value movements on derivative financial instruments.
Net cash from operating activities ($’000)	28,435	28,084	47,809	41,273

Net cash generated from operating activities in the Quarter increased compared with the comparable quarter, driven by higher operating profit. This increase was partially offset by higher working capital outflows.

Net cash and cash equivalents ($’000)	167,769	8,211	167,769	8,211	Net cash and cash equivalents increased primarily as a result of the cash received from issuance of the Convertible Senior Notes in the first quarter of 2026.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 3.2. of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

Production at Blanket

Gold production for the Quarter was 17,360 ounces, 17.6% lower than the record second quarter production of 21,070 ounces achieved in the comparative quarter. Production in the Quarter increased by 17.6% compared with the 14,767 ounces in the preceding quarter, reflecting improving access to higher-grade mining areas. The lower performance in 2026 compared to the comparative quarter reflects the planned mining sequence and constrained access to higher-grade areas during the first half of the year. Measures to restore access to higher-grade ore are gaining traction, as reflected in improving grades quarter-on-quarter.

Blanket sold 17,427 ounces in the Quarter. This represents a 13.4% decrease from the comparable quarter, when 20,115 ounces were sold.

The ounces sold in the Quarter includes a net movement of 67 ounces of gold work-in-progress. There were 3,589 ounces (Q2 2025: 2,262 ounces) of gold work-in-progress at the end of the Quarter which were sold immediately after the end of the Quarter.

Bilboes Sulphide Project

Caledonia published the “Bilboes Gold Project Technical Report Summary” with an effective date of October 31, 2025 prepared by DRA Projects (Pty) Ltd and filed by the Company on EDGAR as an exhibit to a Form 6-K Report of Foreign Private Issuer on November 24, 2025 (the “feasibility study”). The study outlines a single-phase development strategy, supported by proven and probable mineral reserves of 1.75 million ounces of gold contained in 24.1 million tonnes of ore at an average grade of 2.26 g/t. The project has an estimated mine life of 10.8 years with production expected to commence in late 2028, with approximately 200,000 ounces of gold forecast to be produced in the first full year of operation.

Following the publication of the feasibility study, Caledonia has implemented a strategic funding plan to advance the project to execution phase. A four-part funding strategy, combined with ongoing cash generation from Blanket, is expected to ensure the project is developed within the timetable set in the feasibility study.

The execution phase has two capital development stages with the first phase establishing the initial mine, plant and supporting infrastructure with a production capacity of 240,000 tonnes of ore per month at Isabella and McCays mining areas. The phase 1 construction phase runs until September 2028, and the first gold pour is expected by the end of 2028. Phase 2 will commence in 2030 and will enable production from the Bubi mining complex, which requires modifications to the processing plant to accommodate the slightly different characteristics of Bubi’s ore, expansion of the Tailings Storage Facility (“TSF”) and additional road infrastructure.

Caledonia intends to appoint DRA Projects (Pty) Limited as the engineering, procurement and construction manager (“EPCM”) to manage the project's construction and commissioning. Caledonia has appointed Metso Finland Oy to provide the BIOX technology, BIOX plant design and support, and intends to appoint SLR Consulting (South Africa) Proprietary Limited for the TSF design and associated workstreams, such as geotechnical and geohydrological studies.

For 2026, the Company has allocated capital expenditure of $48 million to this project. This investment is primarily for project development activities, including the Front-End Engineering Design (FEED) phase, general site infrastructure, TSF and EPCM contractor costs.

The following activities have been completed, and some are currently underway on site:

●	Site works for the geotechnical investigation of the process plant area were completed and laboratory testing is in progress.
●	Process plant terrace design optimisation in progress.
●	Tendering for the earthworks construction contract and for mills has been completed pending adjudication.
●	First phase construction of accommodation facilities for the early works contractors; and
●	Procurement of long lead items commencing in the third quarter of 2026.

Exploration at Motapa

US$3.8 million has been allocated to Motapa’s exploration as part of the Group’s 2026 growth capital programme, reflecting management’s continued commitment to disciplined investment in exploration while maintaining financial flexibility. Planned work programmes are designed to complement the Bilboes development timetable and to build a pipeline of potential future opportunities that could enhance mine life, operational flexibility and build regional scale over time.

The results of the 2025 drilling campaign were disclosed on June 10, 2026. Drilling has confirmed the continuity of mineralisation along a strike length of approximately 6km (Northern, Central and Southern trends). Additional prospective zones have been identified through the continuation of the surface trenching program. The Motapa area is highly prospective for both oxide and sulphide mineralisation, supporting near-term and longer-term development potential in the greater area.

Based on results to date, Caledonia expects to publish a maiden mineral resource estimate for portions of Motapa in the third quarter of 2026, representing a key milestone in evaluating the project's contribution to Caledonia’s broader development strategy.

The planned exploration for 2026 is further discussed in section 5.

2026 Production and cost guidance

Management re-affirms production guidance at Blanket for 2026 of 72,000 - 76,500 ounces.

Blanket’s on-mine cost per ounce guidance has been revised upwards to $1,600 - $1,800, while all-in sustaining cost (“AISC”) per ounce is expected to be in the range of $2,500 - $2,700. The revised cost guidance for 2026 reflects higher employee benefits costs associated with Blanket Employee Trust Services (Private) Limited (“BETS”) dividend distributions, which are classified as employee costs, higher royalty expenses on account of the strong gold prices, financial advisory fees on the Bilboes sulphide project and additional sustaining capital to support both near-term production and future growth. Details on the revised guidance are further discussed in section 4.7.

The 2026 capital expenditure programme is forecast to total $103.3 million, with $51.5 million allocated to Blanket, $3.8 million allocated to Motapa and $48.0 million allocated to Bilboes. The reduction in Bilboes spend reflects timing of payments in 2026. The capital expenditure will be funded through a combination of internally generated cash, cash reserves and debt, with no anticipated impact on the dividend. Capital expenditure for 2026 is further discussed in section 4.7.

Change in directors and management

As announced by the Company on April 30, 2026 as part of the Board’s succession planning process, Mr. John Kelly stepped down as Chairman with effect from the end of the Annual General Meeting on May 5, 2026 (“AGM”), and remained on the Board as a non-executive director following the meeting. The Board subsequently appointed Mr. July Ndlovu as Chairman with immediate effect following the conclusion of the AGM.

Mr. Nick Clarke did not stand for re‑election as a director at the AGM and therefore left the Board with effect from the AGM.

Strategy and Outlook: increased focus on growth opportunities

The immediate strategic focus is to:

●	As noted in its announcement of July 20, 2026, Caledonia re-affirmed Blanket’s production guidance for 2026 as a result of a continued improvement in grade at Blanket and the expectation that improvements to the processing and metallurgical plant will result in increased gold production in the second half of 2026;
●	Engage in further exploration at Blanket with the objectives to upgrade existing inferred mineral resources to measured and indicated mineral resources so that Blanket’s life of mine may be extended and to commence exploration on other target areas on Blanket’s lease area which are outside the current mine footprint;
●	continue with fundraising activities for the Bilboes sulphide project and commence mine development; and

●	continue with exploration activities at Motapa with a view to identifying sulphide and oxide mineral resources. Any sulphide mineral resources would eventually be treated as part of the Bilboes sulphide project; oxide mineral resources may create short term, relatively short-life revenue opportunities.

The strategy and outlook of Caledonia is further discussed in section 4.7 of this MD&A.

3. SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter and the comparative quarter prepared under IFRS.

	3 months ended		6 months ended
For the	June 30,		June 30,
Unaudited ($’000’s, unless otherwise indicated)	2026	2025	2026	2025
Revenue	75,914	65,309	142,347	121,487
Royalty	(3,899)	(3,507)	(9,525)	(6,278)
Production costs	(28,702)	(23,954)	(53,522)	(46,576)
Depreciation	(4,131)	(4,042)	(8,017)	(7,901)
Gross profit	39,182	33,806	71,283	60,732
Net foreign exchange loss	(2,231)	(1,026)	(1,873)	(2,278)
Administrative expenses	(5,573)	(4,363)	(10,623)	(8,961)
Fair value gain/(loss) on derivative financial instruments	11,501	—	15,496	(1,592)
Equity-settled share-based payments expense	(253)	(226)	(412)	(82)
Cash-settled share-based payments expense	(84)	(285)	(108)	(443)
Other expenses	(874)	(1,103)	(2,176)	(1,946)
Other income	37	75	98	141
Profit on the sale of non-current assets held for sale	—	8,540	—	8,540
Operating profit	41,705	35,418	71,685	54,111
Finance income	267	121	1,230	127
Finance cost	(1,311)	(602)	(4,958)	(1,502)
Profit before tax	40,661	34,937	67,957	52,736
Tax expense	(10,641)	(11,341)	(19,024)	(17,977)
Profit for the period	30,020	23,596	48,933	34,759

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	411	239	104	446
Total comprehensive income for the period	30,431	23,835	49,037	35,205

Profit attributable to:
Owners of the Company	23,806	20,487	39,659	29,402
Non-controlling interests	6,214	3,109	9,274	5,357
Profit for the period	30,020	23,596	48,933	34,759

Total comprehensive income attributable to:
Owners of the Company	24,217	20,726	39,763	29,848
Non-controlling interests	6,214	3,109	9,274	5,357
Total comprehensive income for the period	30,431	23,835	49,037	35,205

Earnings per share
Basic earnings per share (cents)	136.3	105.7	216.0	150.3
Diluted earnings per share (cents)	136.3	105.7	215.8	150.3
Adjusted earnings per share (cents)
Basic	68.0	113.9	130.3	172.4
Dividends paid per share (cents)	14.0	14.0	28.0	28.0

3.1 Revenue analysis

The table below reconciles “Average gold price per ounce” to the revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of average realised gold price per ounce
($’000’s, unless otherwise indicated)
	3 months ended		6 months ended
	June 30		June 30
	2026	2025	2026	2025
Revenue (IFRS)	75,914	65,309	142,347	121,487
Revenues from sales of silver	(55)	(35)	(103)	(67)
Revenues from sales of gold	75,859	65,274	142,244	121,420
Gold ounces sold (oz)	17,811	20,487	31,594	39,875
Average realised gold price per ounce (US$/oz)	4,259	3,186	4,502	3,045

Revenue in the Quarter was 16.2% higher than the comparative quarter due to a 33.7% increase in the average realised price of gold sold and partially offset by a 13.1% decrease in ounces sold. Sales volumes were lower primarily due to reduced production at Blanket during the Quarter. Sales in the Quarter exclude 3,589 ounces (Q2 2025: 2,262) of gold that were held as work-in-progress and sold early in July 2026, and include 3,656 ounces of gold sold that were held as work-in-progress as at March 31, 2026.

The royalty rates effective from January 1, 2026, are:

●	3% if the gold price is US$1,200 per ounce or below.
●	5% if the gold price is above US$1,200 and below US$5,000 per ounce.
●	10% if the gold price is above US$5,000 per ounce.

3.2 Production, other cost and other income analysis

3.2.1 Cost per ounce

Cost per ounce of gold sold
(US$/ounce)
	Bilboes Oxides				Blanket				Consolidated
	3 months ended		6 months ended		3 months ended		6 months ended		3 months ended		6 months ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
On-mine cost per ounce[3]	3,527	2,249	3,075	2,176	1,635	1,102	1,668	1,140	1,675	1,123	1,704	1,161
All-in sustaining cost per ounce[3]	3,538	2,458	3,257	2,366	2,659	1,793	2,701	1,789	2,678	1,805	2,715	1,801
All-in cost per ounce[3]	15,778	2,458	9,176	2,366	2,659	1,999	2,702	1,929	2,968	2,142	2,920	2,031

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce,” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the principles set out by the World Gold Council and are further explained below.

1.

On-mine cost per ounce[3], which shows the on-mine costs of producing an ounce of gold and includes direct costs that are incurred on day-to-day activity for the mine and excludes once-off retirement and severance costs. ESG costs were included in the on-mine cost as well as in the comparative amounts due to the increased focus on ESG;

2.

AISC per ounce[3], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the producing mines (i.e. at offices in Harare, Bulawayo, Johannesburg, London, Dubai and Jersey), capital costs required to maintain production at the current levels (sustaining capital investment), the share-based payment expense (or credit) arising from the awards made to employees under the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”) less silver by-product revenue; and

3.

All-in cost per ounce[3], which shows AISC per ounce plus the additional costs associated with activities that are undertaken with a view to increase production (expansion capital investment). Exploration and evaluation costs were included in the all-in cost as well as in the comparative amounts.

3 On-mine cost per ounce, AISC per ounce, and all-in cost per ounce are non-IFRS measures.

A narrow focus on the direct costs of production does not reflect the cost of gold production under IFRS and adds certain capital and other costs. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

Cost per ounce of gold sold
(US$/ounce)
	Bilboes Oxides				Blanket				Motapa and Bilboes Sulphide				Consolidated
	3 months ended		6 months ended		3 months ended		6 months ended		3 months ended		6 months ended		3 months ended		6 months ended
	June 30		June 30		June 30		June 30		June 30		June 30		June 30		June 30
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Production cost (IFRS)	1,360	858	2,451	1,794	27,342	23,096	51,071	44,782	—	—	—	—	28,702	23,954	53,522	46,576
Cash-settled share-based expense	(4)	(21)	(6)	(38)	(110)	(485)	(111)	(733)	—	—	—	—	(114)	(506)	(117)	(771)
Less exploration and safety costs	—	—	—	—	(543)	(375)	(800)	(630)	—	—	—	—	(543)	(375)	(800)	(630)
On-mine admin costs, employee incentives and intercompany adjustments	—	—	—	—	1,719	(552)	595	337	—	—	—	—	1,719	(552)	595	337
CSR costs	—	—	—	—	77	478	631	782	—	—	—	—	77	478	631	782
On-mine production cost (incl CSR)	1,356	837	2,445	1,756	28,485	22,162	51,386	44,538	—	—	—	—	29,841	22,999	53,831	46,294
Gold sales (oz)	384	372	795	807	17,427	20,115	30,799	39,068	—	—	—	—	17,811	20,487	31,594	39,875
On-mine cost per ounce ($/oz)	3,527	2,249	3,075	2,176	1,635	1,102	1,668	1,140	—	—	—	—	1,675	1,123	1,704	1,161

Royalty	—	57	139	115	3,899	3,450	9,386	6,163	—	—	—	—	3,899	3,507	9,525	6,278
Exploration, remediation and permitting cost	—	—	—	—	11	37	29	75	—	—	—	—	11	37	29	75
Sustaining capital expenditure#	—	—	—	—	8,159	8,120	12,887	13,879	—	—	—	—	8,159	8,120	12,887	13,879
Sustaining administrative expenses&	—	—	—	—	5,604	2,167	10,623	6,217	—	—	—	—	5,604	2,167	10,623	6,217
Silver by-product credit	—	—	—	—	(55)	(35)	(103)	(67)	—	—	—	—	(55)	(35)	(103)	(67)
Cash-settled share-based payment expense included in production cost	4	21	6	38	110	485	111	733	—	—	—	—	114	506	117	771
Cash-settled share-based payment expense	—	—	—	—	84	285	108	443	—	—	—	—	84	285	108	443
Equity-settled share-based payment expense	—	—	—	—	253	226	412	82	—	—	—	—	253	226	412	82
Procurement margin included in on-mine cost*	—	—	—	—	(216)	(832)	(1,649)	(2,156)	—	—	—	—	(216)	(832)	(1,649)	(2,156)
All in sustaining cost	1,360	915	2,590	1,909	46,334	36,065	83,190	69,907	—	—	—	—	47,694	36,980	85,780	71,816
Gold sales (oz)	384	372	795	807	17,427	20,115	30,799	39,068	—	—	—	—	17,811	20,487	31,594	39,875
AISC per ounce ($/oz)	3,538	2,458	3,257	2,366	2,659	1,793	2,701	1,789	—	—	—	—	2,678	1,805	2,715	1,801

Non-sustaining administrative expenses &	—	—	—	—	—	1,308	—	1,850	—	—	—	—	—	1,308	—	1,850
E&E Assets - Motapa	—	—	—	—	—	—	—	—	1,183	1,193	1,753	1,534	1,183	1,193	1,753	1,534
E&E Assets - Bilboes	—	—	—	—	—	—	—	—	(734)	1,559	—	2,182	(734)	1,559	—	2,182
Permitting and exploration expenses	—	—	—	—	11	—	26	5	—	—	—	—	11	—	26	5
Non-sustaining capital expenditure#	4,706	—	4,706	—	—	2,846	—	3,617	—	—	—	—	4,706	2,846	4,706	3,617
AIC	6,066	915	7,296	1,909	46,345	40,219	83,216	75,379	449	2,752	1,753	3,716	52,860	43,886	92,265	81,004
Gold sales (oz)	384	372	795	807	17,427	20,115	30,799	39,068	—	—	—	—	17,811	20,487	31,594	39,875
All-in costs per ounce	15,778	2,458	9,176	2,366	2,659	1,999	2,702	1,929	—	—	—	—	2,968	2,142	2,920	2,031

* The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining cost and all-in cost as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

& Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. Administrative expenses are allocated between AISC and All-in cost.

# Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. All other costs related to existing operations are considered sustaining.

On-mine cost per ounce

On-mine costs comprise electricity, labour, consumables, administrative, and other costs directly related to production, such as insurance, Blanket's software licensing, ESG and security.

Analysis of on-mine production costs between Blanket and Bilboes (non IFRS)
($’000’s)	3 months ended		6 months ended
	June 30		June 30
	2026	2025	2026	2025
Blanket	28,485	22,162	51,386	44,538
Bilboes	1,356	837	2,445	1,756
Total	29,841	22,999	53,831	46,294

On-mine cost per ounce ($/oz)	1,675	1,123	1,704	1,161

Comparing the absolute costs for the three months and six months ended June 30, 2026 to the three and six months ended June 30, 2025, on-mine cost per ounce increased by 16%. The table below provides a detailed breakdown of the factors contributing to this increase:

On-mine cost – Blanket	3 months ended June 30				6 months ended June 30				Commentary
	2026	2025	Variance	Variance	2026	2025	Variance	Variance
	($’m)	($’m)		(%)	($’m)	($’m)		(%)
Salaries and wages (incl. BETS)	13.9	10.4	3.5	53%	21.2	17.5	3.7	21%	Incl. $3.2 million BETS distributions
Consumable materials	5.6	5.3	0.3	-16%	14.9	13.7	1.2	9%
Electricity costs	5.5	4.6	0.9	20%	10.4	8.3	2.1	25%	Consumption 3% lower but increased ZESA wheeling fee cost $0.8 million.
Other	2.3	2.7	(0.4)	-15%	4.6	5.3	(0.7)	-13%
Total Blanket production costs (IFRS)	27.3	23.1	4.2	18%	51.1	44.8	6.3	14%
Adjustments	1.2	(0.9)	2.1	-233%	0.3	(0.3)	0.6	-200%
Adj. on-mine production cost	28.5	22.2	6.3	28%	51.4	44.5	6.9	16%
Tonnes milled	208,148	204,915	3,233	2%	410,365	406,670	3,695	2%
Cost/t milled	137	108	29	26%	125	109	16	14%
On-Mine cost/oz	1,635	1,102	533	48%	1,668	1,140	529	46%

On-mine production cost per ounce increased by 49.2% in the Quarter compared to the comparative quarter predominantly due to a decrease in gold ounces sold because of the lower grade.

At Blanket, on-mine production cost increased by 48.4% from $1,102 per ounce in 2025 to $1,635 per ounce in the Quarter. On-mine cost at Blanket exclusive of corporate social responsibility (“CSR”) projects cost amounted to $1,506 per ounce.

On-mine costs increased by $3.0 million ($174/oz) due to employee benefit expenses related to BETS, which holds a 10% ownership stake in Blanket. Following the full settlement of the facilitation loans in 2025, BETS now receives its full dividend allocation. Dividend distributions made by BETS to employees are recognised as employee benefit expenses under IAS 19.

Labour costs increased by $0.4 million ($102/oz), driven by higher employee numbers, inflationary salary adjustments implemented during 2026, and increased overtime worked during the period. A new shift system was implemented during the Quarter, resulting in the recruitment of an additional 263 employees. While this has increased labour costs in the short term, the new shift structure is expected to deliver long-term benefits through reduced overtime, enhanced fatigue management, and increased run-of-mine production which, in due course, will result in increased gold production, thereby offsetting the incremental labour cost over time.

Consumable costs at Blanket increased by $0.3 million ($58/oz) per ounce during the Quarter, primarily due to higher variable consumable expenditure associated with increased mining and milling throughput. These elevated processing volumes were necessary to mitigate the impact of lower grades realised during the Quarter. Non-variable consumable costs remained relatively stable compared to the comparable quarter; however, on a per-ounce basis, these costs were spread over lower gold ounces, resulting in a higher consumable cost per ounce.

Power costs increased by $0.9 million ($87/oz) ounce during the Quarter, primarily due to higher electricity tariffs following the revision by Zimbabwe Electricity Transmission and Distribution Company (“ZETDC”) of the Use of System (wheeling) charge from 1.25 US cents/kWh to 2.50 US cents/kWh at the beginning of the year. Power usage in the period was approximately 3% lower due to initiatives to reduce consumption. Power costs are also affected by changes in the mix of power supply between the grid, solar and diesel generators which reflects the incidence of interruptions to the grid and electricity generation from the captive solar plant. Management is currently evaluating the mine’s power infrastructure, and the Board has approved the installation of a new 32 km, 132 kV power line from Gwanda to Blanket Mine. This strategic investment is expected to enhance the reliability and quality of electricity supply, while delivering long-term cost savings over the remaining life of the mine.

Other production costs decreased by $0.4 million (-$2/oz) per ounce due to timing of spending on some licences for new IT software.

Cost per tonne milled increased by 16% in the 6 months to June 30, 2026 compared to the corresponding period in 2025. After adjusting for the combined $4.0m effect of the BETs distributions and the increased wheeling charges, as noted above, the cost per tonne milled increased by 5.6%. The residual increase in the on mine cost per ounce was due entirely to the lower grade.

All-in sustaining cost

Comparing the absolute costs for the three and six months ended June 30, 2026 to the three and six months ended June 30, 2025, AISC cost per ounce increased by 19%. The table below provides a detailed breakdown of the factors contributing to this increase:

AISC - Blanket	3 months ended June 30				6 months ended June 30				Commentary
	2026	2025	Variance	Variance	2026	2025	Variance	Variance
	($’m)	($’m)		(%)	($’m)	($’m)		(%)
On-mine costs	28.5	22.2	6.3	28%	51.4	44.5	6.9	16%	Primarily driven by the increased BETS distribution of $3 million.
Royalty	3.9	3.5	0.4	11%	9.4	6.2	3.2	52%	Higher gold price and higher effective royalty rate for gold prices greater than $5,000 per ounce.
Sustaining capital expenditure	8.2	8.1	0.1	1%	12.9	13.9	(1.0)	(7)%	Strategic decision to improve mine infrastructure.
Sustaining administrative expenses	5.6	2.2	3.4	155%	10.6	6.2	4.4	71%	Largely driven by advisory fees - Refer section 3.2.2
Other	0.1	0.1	—	—%	(1.1)	(0.9)	(0.2)	22%
AISC	46.3	36.1	10.2	28%	83.2	69.9	13.3	19%
Tonnes milled	208,148	204,915	3,233	2%	410,365	406,670	3,695	2%
Cost/t milled	222	176	46	26%	203	172	31	18%
AISC /oz	2,659	1,793	866	48%	2,701	1,789	912	51%

All-in sustaining cost includes, inter alia, administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin. The all-in sustaining cost per ounce for the Quarter was 48.3% higher than the comparative quarter predominantly due to higher on-mine costs, $2.1 million of advisory services fees arising from the successful issue of $150 million of convertible bonds and $0.4 million of higher royalty payments to the government of Zimbabwe arising from the higher gold price. All-in sustaining cost per ounce was also affected by higher sustaining capital expenditure, which reflects a strategic decision to improve the mine infrastructure, improve the environment for Blanket’s workforce and enhance Blanket’s operating resilience. The residual increase in the cost per ounce was due entirely to the lower grade.

All-in cost

All-in cost includes investment in capital expansion projects at Blanket and exploration and evaluation expenditure on projects. Capital projects at Blanket are discussed in section 4.7 and exploration and evaluation projects are discussed in section 5 for Bilboes and Motapa.

3.2.2 Administrative Expenses

Administrative expenses are detailed in note 8 to the Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Harare, Johannesburg, Bulawayo, the UK, Dubai and Jersey, which provide the following functions: feasibility study, technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

Analysis of Administrative expenses
($’000’s)	3 months ended		6 months ended
	June 30		June 30
	2026	2025	2026	2025
Investor relations	173	197	300	370
Audit fee	176	85	272	219
Advisory services fees	1,218	507	4,130	903
Listing fees	180	96	245	217
Directors’ fees – Group	212	207	440	403
Directors’ fees – Blanket	29	17	50	31
Employee costs	1,672	1,515	3,576	3,201
Employee costs – settlements - Group	78	325	78	1,111
Employee costs – bonuses - Group	556	675	(390)	1,133
Other office administration cost	525	329	895	399
Information and Communications Technology costs	293	25	367	77
Management liability insurance	22	153	22	375
Travel costs	439	232	638	522
	5,573	4,363	10,623	8,961

Administrative expenses in the Quarter and six months ended June 30, 2026 were 27.7% and 18.5% respectively higher than the comparative periods primarily due to higher professional and advisory fees incurred in support of the Group's financing initiatives, strategic projects and regulatory compliance activities.

3.2.3 Depreciation, foreign exchange (losses) gains and other expenses

Depreciation expense in the Quarter was 2.2% higher than the comparable quarter due to capital additions in the year.

Net foreign exchange movements in the Quarter relate to profits and losses arising on monetary assets and liabilities that are held in currencies other than the USD - principally the ZiG and, to a lesser extent, the South African Rand and the British Pound. The total net foreign exchange loss in the Quarter amounted to $2.2 million compared to $1.0 million in Q2 2025, and the net losses were predominantly due to the devaluation of the ZiG rate against the USD, which contributed $1.7 million to the overall exchange losses for the period. Foreign exchange losses on the ZiG were predominantly incurred on the ZiG-denominated prepayments, receivables for gold sales and VAT refunds which reduced in value in US Dollar terms between the date they were recognised and the reporting date. Exchange losses of $0.3 million were also realised on ZiG to USD conversions on the Willing Buyer Willing Seller (WBWS) platform where conversions of $3.3 million were made in the Quarter. Unrealised foreign exchange losses on South African Rand-denominated intercompany loans of approximately $0.5 million were incurred due to the weakening of the South African Rand in the Quarter. The foreign exchange losses on intercompany loans are not expected to have a cash flow effect in the short term.

CSR cost amounted to $0.1 million in the Quarter (Q2 2025: $0.5 million).

Other expenses include Intermediate Monetary Transaction Tax of $0.6 million for the Quarter that is chargeable on the transfer of physical money, electronically or by any other means and is charged at 2% and 1.5% per transaction for USD and ZiG denominated transactions respectively in Zimbabwe.

3.2.4 Fair value gain (loss) on derivative financial asset

The net gain on derivative financial instruments primarily reflects fair value movements in the Group’s gold price protection and financing-related derivative instruments. During the current period, this included put options acquired in November 2025 with a strike price of US$3,500 per ounce, capped call options purchased in January 2026 ($14.4 million) to mitigate potential shareholder dilution arising from the Convertible Senior Notes issued during the same month, and the embedded derivative liability component of the Convertible Senior Notes.

Changes in the fair value of these instruments are driven by movements in gold prices, share price assumptions, market volatility, interest rates and other valuation inputs at each reporting date. In the comparative period, the fair value movement primarily related to put options acquired in February 2025 with a strike price of US$2,600 per ounce. The resulting gain reflects the remeasurement of these derivative positions to fair value at the reporting date.

Fair value movements
($’000’s)	3 months ended		6 months ended
	June 30		June 30
	2026	2025	2026	2025
Financial assets
Put options	588	—	3,989	(1,592)
Capped call options	(75)	—	(10,086)	—

Financial liabilities
Derivative liability – Convertible Senior Notes	10,988	—	21,593	—

Net fair value gain/(loss)	11,501	—	15,496	(1,592)

3.2.5 Tax expense

Analysis of consolidated tax expense for the Quarter
($’000’s)	Blanket	South Africa	UK	Bilboes and CHZ	Total
Income tax	9,571	173	—	—	9,744
Withholding tax
Management fee	—	31	—	—	31
Deemed dividend	62	—	—	—	62
CHZ dividends to GMS-UK	—	—	300	—	300
Deferred tax	590	(86)	—	—	504
	10,223	118	300	—	10,641

The overall effective taxation rate for the Quarter was 26.2% (Q2 2025: 32.5%). The effective tax rate bears little relationship to reported consolidated profit before tax.

The effective consolidated tax rate is higher than the enacted rate of Zimbabwean income tax due to the following reasons:

●	The rate of income tax in Jersey, the tax domicile of the parent company of the Group (i.e. the Company), is zero, which means there is no tax benefit to be realised by offsetting expenses incurred in Jersey against profit. Such expenses include administrative expenses and expenses incurred in respect of derivatives, and share-based payments;
●	Management fees charged to Blanket by the shared services centres in Bulawayo and in South Africa are not fully deductible for income tax purposes and incur withholding tax;
●	The Johannesburg office from time-to-time makes an intercompany profit, which results in a South African income tax expense. On consolidation, inter-company profits are eliminated, but the tax expense remains.

The effective taxation rate for Blanket was 26% (2025: 27%), which closely corresponds to the enacted Zimbabwean income tax rate applicable in the current year of 25.75%.

From January 1, 2023 the Zimbabwean taxable income was calculated and paid in the proportion in which income was received.

From July 1, 2024, where a taxpayer's income is earned more than 50% in USD, the taxable income is calculated and paid on a USD50:ZiG50 basis.

Deferred tax predominantly comprises the difference between the accounting and tax treatments of capital investment expenditure. Most of the tax expense comprised income tax and deferred tax incurred in Zimbabwe.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”) on goods sold and intergroup services rendered. CMSA recorded a deferred tax credit in the Quarter; however, the net South African tax expense remained positive due to current tax and withholding tax.

Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividends paid from Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) to the Company’s subsidiary in the UK Greenstone Management Services Holdings Limited (“GMS-UK”).

3.2.6 Basic EPS

Basic IFRS EPS for the Quarter improved by 28.9% from a profit of 105.7 cents in the comparative quarter to a profit of 136.3 cents in the Quarter. Adjusted EPS for the Quarter excludes, inter alia, the effect of intercompany foreign net exchange movements and deferred tax. Adjusted EPS decreased from a profit of 113.9 cents in the comparative quarter to 68.0 cents for the Quarter. A reconciliation from Basic IFRS EPS to adjusted EPS is set out in section 9.

3.3 Cash flow analysis

The table below sets out the summarised cash flows for the quarters ended June 30, 2026 and 2025 prepared under IFRS.

Summarised Consolidated Statements of Cash Flows (Unaudited)
	3 months ended		6 months ended
($’000’s)	June 30		June 30
	2026	2025	2026	2025
Net cash inflow from operating activities	28,435	28,084	47,809	41,273

Net cash used in investing activities	(15,224)	(8,359)	(36,231)	(18,430)

Net cash (used in) generated from financing activities	(6,377)	(6,923)	132,361	(5,952)

Net increase in cash and cash equivalents	6,834	12,802	143,939	16,891
Effect of exchange rate fluctuations on cash and cash equivalents	(220)	(19)	(10)	(12)
Net cash and cash equivalents at the beginning of the period	161,155	(4,572)	23,840	(8,668)
Net cash and cash equivalents at the end of the period	167,769	8,211	167,769	8,211

3.3.1 Operating Activities

Cash flows from operating activities in the Quarter are detailed in note 25 to the Interim Financial Statements. Cash inflows from operations before working capital changes in the Quarter were $35.1 million, compared to $31.2 million in the comparative quarter.

	3 months ended		6 months ended
($’000’s)	June 30		June 30
	2026	2025	2026	2025
Cash generated from operations before working capital changes	35,097	31,219	64,551	56,062

Cash flows from operations before working capital changes were 12.4% higher for the Quarter predominantly due to higher gold prices received on gold sales.

The working capital movements in the Quarter resulted in a $3.4 million outflow. Inventory levels were higher due to higher gold work-in-progress of 3,589 ounces held as at June 30, 2026. Approximately 1,000 ounces of inventory remained undelivered to Metal Concentrators in South Africa due to the refinery's temporary closure on June 30, 2026 following anti-immigration demonstrations, resulting in shipment delays beyond the quarter-end reporting cut-off. Gold work-in-progress was sold immediately after the end of the Quarter. Increased inventory spares were required to improve the operating resilience of Blanket’s rock breakers, crushers, pneumatic air compressors, generators and trackless mining machinery. The stockpile balance in the Quarter reduced from an opening tonnage of 10,191 to 5,379 tonnes at the end of the Quarter.

During the Quarter, Blanket received VAT refunds of $2.4 million from the Zimbabwe Revenue Authority (“ZIMRA”), which were offset against income tax and withholding tax. VAT refunds outstanding for Bilboes increased by $0.3 million in the Quarter. Management is engaging with ZIMRA to expedite the refund process.

Prepayments increased during the Quarter, as ZiG prepayments were made to suppliers to reduce cash held in ZiG and thereby mitigate the effects of weakening ZiG. This strategy resulted in an additional $0.8 million in prepayments made by June 30, 2026 to lock in prices of goods denominated in ZiG.

3.3.2 Investing activities

The acquisition of property, plant and equipment relates to the investment at Blanket as discussed further in section 4.3; the investment in exploration and evaluation assets relates to the exploration work at Motapa and Maligreen. The acquisition of the capped calls as discussed further in section 4.2.5. The hedging as discussed in section 3.3.6.

3.3.3 Financing activities

Financing activities for the Quarter include dividends of $5.4 million paid to Blanket’s minority shareholders.

In January 2026, to support the development of the Bilboes project, the Company completed the issuance of Convertible Senior Notes (the “Notes”) due 2033 with an aggregate principal amount of $150 million, including the full exercise of the initial purchasers' option for an additional $25 million. The Notes carry a cash coupon of 5.875% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2026, and are convertible at an initial price of approximately $40.51 per share, representing a 25% premium to the prevailing market price at issuance, subject to customary anti-dilution adjustments. To mitigate potential dilution, the Group simultaneously entered into cash-settled capped call options with a cap price of approximately $56.72, at a cost of $14.44 million.  Conversions of the Notes may be settled in common shares, cash, or a combination of common shares and cash, at Caledonia’s election. Additionally, Caledonia will have the right to redeem the Notes in certain circumstances and will be required to offer to repurchase the Notes upon the occurrence of certain events. The Notes will mature on January 15, 2033, unless earlier converted, redeemed, or repurchased.

On January 14, 2026, concurrently with the pricing of the Notes, and on January 20, 2026, in connection with the exercise in full by the initial purchasers of their option to purchase additional Notes, the Company entered into privately negotiated capped call transactions with the counterparties. The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of common shares initially underlying the Notes. The capped call transactions are expected generally to compensate (through the payment of cash to the Company, or if certain conditions are met, delivery of shares to Caledonia) for potential economic dilution upon any conversion of Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap initially equal to $56.72 per share (which represents a premium of 75% over the last reported sale price of Common shares on the NYSE American on January 14, 2026), and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are separate transactions, entered into by the Company with the counterparties, and are not part of the terms of the Notes.

Net proceeds from the Note offering are intended to provide Caledonia with additional financial flexibility and enhanced options with respect to any or all of the following:

●	developing the Bilboes Project in Zimbabwe; and
●	general corporate needs, ongoing operational needs and working capital requirements.

Caledonia declared a dividend of 14 cents per share on May 11, 2026 which was paid on June 5, 2026.

3.3.4 The effect of exchange rate fluctuations

The effect of exchange rate fluctuations on cash held reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected monetary assets and liabilities.

3.3.5 Overdraft facilities and term loans

Operating and investing activities at Blanket in the Quarter were funded by Blanket's operating cash flows and from Blanket’s overdraft facilities which were as set out below at June 30, 2026.

Overdraft facilities
	Date		Balance drawn	Repayment
Lender	drawn	Principal value	at June 30,2026	terms	Security	Expiry
Stanbic Bank Limited	Nov-25	ZiG12.5 million	$0 million	On demand	Unsecured	Nov-26
Stanbic Bank Limited	Nov-25	$4 million	$0.6 million	On demand	Unsecured	Nov-26
Nedbank	Apr-25	$7 million	$3.4 million	On demand	Unsecured	Apr-27
First Capital	Jun-26	$10 million	$0 million	On demand	Unsecured	Jun-27
Term Loans
	Date		Balance drawn	Repayment
Lender	drawn	Principal value	at June 30,2026	terms	Security	Expiry
CABS Bank	Oct-24	$3 million	$0 million	Quarterly	Unsecured	Mar-27
Motor vehicles term loan - Nedbank	May-25	$1.8 million	$1.3 million	Quarterly	Motor vehicles	Mar-28

3.3.6 Hedging

The Company has purchased out-of-the-money put options to lock in a minimum realized price of $3,800 per ounce on a portion of Blanket’s gold production for the duration of the anticipated build period of the Bilboes project. The hedges allow full upside participation in the gold price, and support Caledonia’ s strategy to maximise an Interim Funding package secured against Caledonia’s 64% shareholding in Blanket which will be part of the funding package for the Bilboes project.

From November 2025, the Company had the following put options to hedge gold price risk:

	Ounces hedged		Ounces hedged
Purchase date	June 30, 2026		December 31, 2025		Strike price	Period of hedge
November 12, 2025	54,000	oz	60,000	oz	$3,500	January 2026 - December 2028
November 21, 2025	36,000	oz	48,000	oz	$3,500	January 2026 - December 2027

A total premium of $8.8 million was payable for the put options acquired on November 12, 2025, $3.8 million was paid during December 2025, and the balance was paid in February 2026 in repayment of a loan of $5.0 million which was raised for the outstanding amount. The loan bears interest at 10% per month on the outstanding amount which was paid monthly from November 2025.

A total deferred premium of $4.2 million was payable for the put options acquired on November 21, 2025. The full amount was paid during May 2026.

3.3.7 Bonds (loan notes)

On February 24 and April 28, 2026, CHZ, a wholly owned subsidiary of the Company, issued loan notes (“bonds”) with a principal value of $2.0 million and $5.0 million to a registered institutional investor and a registered Commercial Bank in Zimbabwe respectively. The bonds which replaced bonds issued three years previously, carry an interest rate of 11.5% per annum, payable semiannually, and have a tenor of three years from the date of issue. Repayment of the bonds is fully guaranteed by the Company. In addition to the loan notes issued during 2026, bonds with an aggregate principal value of $4.5 million issued in prior periods remain in issue at the reporting date and bear interest at 9.5% per annum.

3.4 Analysis of financial position

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2025 prepared under IFRS.

Summarised Consolidated Statements of Financial Position ($’000’s)
As at	June 30,	Dec 31
	2026	2025

Total non-current assets	336,012	316,959
Income tax receivable	—	8
Inventories	27,920	26,828
Derivative financial assets	2,286	954
Trade and other receivables	7,739	11,871
Prepayments	16,733	14,537
Fixed term deposit	—	5,000
Cash and cash equivalents	171,784	35,738
Total assets	562,474	411,895
Total non-current liabilities	199,374	67,997
Cash-settled share-based payment liabilities	569	1,116
Income tax payable	3,566	351
Lease liabilities	270	268
Loans and borrowings	1,455	6,706
Bonds	1,973	7,760
Trade and other payables	27,649	32,253
Bank overdrafts	4,015	11,898
Total liabilities	238,871	128,349
Total equity	323,603	283,546
Total equity and liabilities	562,474	411,895

Property, plant and equipment additions at Blanket amounted to $7.4 million in the Quarter. The additions during the Quarter predominantly related to:

●	Capital development - $2 million
●	Business improvement initiatives - $1.1 million;
●	Engineering - $1.4 million;
●	SHE/Risk - $1.2 million;
●	Special projects - $0.5 million; and
●	Information and technology infrastructure - $0.3 million.

The total capital expenditure for 2026 at Blanket is planned at $51.5 million. Overdrafts are used to finance short-term working capital requirements in Zimbabwe. Expiration dates and terms of the overdrafts and short-term loans are set out in section 3.3.5.

The table below illustrates the distribution of the consolidated cash across the jurisdictions where the Group holds its cash:

Geographical location of net cash ($’000’s)
As at	Sep 30,	Dec 31	Mar 31	Jun 30
	2025	2025	2026	2026
Zimbabwe	1,039	6,281	16,000	34,719
South Africa	2,306	509	1,041	385
UK/Jersey	3,924	17,025	144,106	132,665
Dubai	9	22	—	—
Total net cash and cash equivalents	7,278	23,837	161,147	167,769

3.5 Supplementary financial information

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The amounts are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2024	2024	2025	2025	2025	2025	2026	2026
	*Restated
Revenue	46,868	47,515	56,178	65,309	71,440	74,736	66,433	75,914
Profit attributable to owners of the Company	2,264	5,865	8,915	20,487	15,120	11,806	15,378	23,806
EPS – basic (cents)	12.0	29.7	44.6	105.7	76.8	55.9	79.7	136.3
EPS – diluted (cents)	12.0	29.7	44.6	105.7	76.8	55.9	79.6	136.3
Net cash and cash equivalents	(7,635)	(8,668)	(4,572)	8,211	7,278	23,840	160,799	167,769

4. OPERATIONS

4.1. Gold Production - Blanket

A table showing quarterly gold production since the third quarter of 2024:

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2024	2024	2025	2025	2025	2025	2026	2026
Gold Produced (oz)	18,992	19,841	18,671	21,070	19,106	17,367	14,767	17,360

Gold production at Blanket for the Quarter was 17.6% lower than the comparable quarter. Gold production excludes approximately 400 ounces of gold contained in the ore stockpile at the end of the Quarter.

4.2. Underground - Blanket

4.2.1 Mining Operations – Blanket

The table below shows tonnes hoisted from Blanket in the Quarter and the preceding 7 quarters.

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
(Tonnes 000's)	2024	2024	2025	2025	2025	2025	2026	2026
Hoisted	202.3	213.5	211.3	222.8	208.7	197.4	191.3	205.9

Tonnes hoisted in the Quarter decreased by 7.5% compared to the comparative quarter. Hoisting performance in the Quarter was adversely affected by a combination of operational and infrastructure-related challenges. A total of 18.13 hours of power interruptions impacted hoisting operations at Central Shaft, while also creating downstream disruptions to tramming and rock-breaking activities that supply ore to the shaft. These interruptions reduced the consistency of ore flow to the hoisting system and constrained overall shaft productivity.

Management intends to maximise mine production following the implementation of a 7-day working week shift system in June to further build an ore stockpile, creating a buffer to absorb unforeseen interruptions to mining activities and to allow milling to continue uninterrupted during scheduled engineering work on winders and shafts. At the end of the Quarter the stockpile stood at 5,379 tonnes, having been largely depleted during the first half of the Quarter.

4.2.2 Milling Operations – Blanket

Blanket - Production Statistics
			Gold Head
	Year	Tonnes milled	(Feed) grade	Gold Recovery	Gold Produced
		(t)	(g/t Au)	(%)	(oz)
Year	2022	752,033	3.56	93.8	80,775
Year	2023	770,440	3.25	93.8	75,416
Q1	2024	175,101	3.23	93.9	17,050
Q2	2024	208,682	3.31	93.7	20,773
Q3	2024	205,975	3.07	93.4	18,992
Q4	2024	207,721	3.18	93.6	19,841
Year	2024	797,479	3.20	93.6	76,656
Q1	2025	201,755	3.09	93.6	18,671
Q2	2025	204,915	3.39	94.4	21,070
Q3	2025	212,504	3.00	93.4	19,105
Q4	2025	207,665	2.80	92.8	17,367
Year	2025	826,839	3.07	93.4	76,213
Q1	2026	202,217	2.50	91.9	14,767
Q2	2026	208,148	2.88	92.9	17,360

Gold production for the Quarter was 17.6% lower than the comparative quarter due to the lower grade and lower recovery. Tonnes milled in the Quarter equated to an average throughput of 99.7 tonnes per hour (tph), compared to the anticipated rate of 97.8 tph. The grade for the Quarter was lower than target and necessitated the plant to use its sprint capacity to achieve target gold production. Grade was low in March but improved towards the end of the Quarter; the grade achieved in June was 2.9g/t.

4.3. Capital Projects - Blanket

The main capital projects are ongoing mine development to provide access to new mining areas and the upgrade of Ball Mill 3 (BM03). On-mine capital development has established critical infrastructure across the 26, 30, and 34 Levels, thereby supporting sustained operations at greater depth. Currently, significant progress is being made on the development of a twin decline system designed to provide enhanced access to the 38 Level (38L). The decline system has successfully advanced to the 36 Level (36L), where the establishment of a mid-level is underway to facilitate production activities below the 34 Level (34L). In parallel, a comprehensive Central Shaft deepening pre-feasibility study is in progress to evaluate strategic options for extending mine access below 38L. 5,625 meters of development were achieved in the Quarter.

The BM03 upgrade was completed ahead of schedule and successfully commissioned on June 29, 2026. This upgrade was a targeted intervention designed to address a known plant bottleneck and improve operational reliability. As a result, BM03 throughput capacity increased from 15 tph to 25 tph, enabling the plant to accommodate the higher mining and hoisting volumes currently being achieved.

Refer to section 4.7 for the 2026 capital expenditure.

4.4. Indigenisation

As set out in previous MD&As, transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket.

Following the appointment of President Mnangagwa in 2017, the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million, which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share.

This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The facilitation loans were repaid in full in the Quarter and all the indigenous shareholders now receive their full entitlement to Blanket dividends without further deductions. Dividend distributions to BETS are treated as employment costs and are included in Opex and therefore in AISC.

4.5. Bilboes Sulphide Project

On November 25, 2025, Caledonia published the “Bilboes Gold Project Technical Report Summary” with effective date October 31, 2025 prepared by DRA Projects (Pty) Ltd and filed by the Company on EDGAR as an exhibit to a Form 6-K Report of Foreign Private Issuer on November 24, 2025 (the “feasibility study”). The study outlines a single-phase development strategy, supported by proven and probable mineral reserves of 1.75 million ounces of gold contained in 24.1 million tonnes of ore at an average grade of 2.26 g/t. The project has an estimated mine life of 10.8 years with production expected to commence in late 2028, with approximately 200,000 ounces of gold forecast to be produced in the first full year of operations.

Following the publication of the feasibility study, Caledonia has implemented a strategic funding plan to advance the project to execution phase. A four-part funding strategy, combined with ongoing cash generation from Blanket Mine is expected to ensure that the project is developed within the timetable set in the feasibility study.

The execution phase has two capital development stages with the first phase establishing the initial mine, plant and supporting infrastructure with a production capacity of 240,000 tonnes of ore per month at Isabella and McCays mining areas. The phase 1 construction phase runs until September 2028, and first gold pour is expected in October 2028. Phase 2 will commence after approximately 2 years of production from Isabella and McCays and will include modifications to the processing plant to accommodate the slightly different characteristics of Bubi’s ore, expansion of the TSF and additional road infrastructure.

4.6. Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarised as follows:

●	Blanket produces doré gold that it is obliged to deliver to Fidelity Gold Refinery (Private) Limited (“FGR”), a subsidiary of the Mutapa Investment Fund (a sovereign wealth fund of the Zimbabwe state), which refines the gold to a purity of 99.5% on a toll-treatment basis. 30% of the resultant gold was sold to FGR and the remaining 70% exported by Caledonia to a refiner of its choice outside Zimbabwe for final processing. During the Quarter, gold exports were made to Metal Concentrators South Africa, an agent of Stonex Financial Limited. No gold sales were made to the Al-Etihad Gold Refinery in the Quarter due to the continued instability in the United Arab Emirates (“UAE”) region. The sale proceeds for the gold sold via the offshore refiners are paid in US Dollars to Blanket’s commercial bankers in Zimbabwe within 48 hours of delivery. Management believes this sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners, and it may allow for the Company to raise debt funding secured against offshore gold sales. 30% of Blanket's gold is sold to FGR at a price that reflects the prevailing London Bullion Market Association price and the official ZiG/USD exchange rate on the date of sale. Payment is made by FGR to Blanket in ZiG within 14 days of the sale. FGR deducts a refining fee of 1.24% from the ZiG sale proceeds; FGR collects half of the royalty which is payable to the Government of Zimbabwe in physical gold which is deducted from the amount exported and the balance is paid in USD and ZiG proportionately to the revenue split between USD and ZiG (as discussed further below).

●	The interbank RTGS$/USD and ZiG/USD exchange rates at each quarter end and at the latest practicable date prior to the publication of this MD&A are set out below.

Interbank Exchange Rates

	(RTGS$:US$1)	(ZiG:US$1)
December 31, 2023	6,104.72
March 31, 2024	22,055.47
June 30, 2024		13.70
September 30,2024		24.88
December 31, 2024		25.80
March 31, 2025		26.77
June 30, 2025		26.95
September 30, 2025		26.64
December 31, 2025		25.98
March 31, 2026		25.32
June 30, 2026		26.77

The interbank exchange rate was relatively stable during the Quarter.

The weakening of the ZiG reduces the USD-equivalent value of net monetary assets held in ZiG (previously RTGS$). In the ordinary course of its business, Blanket has net ZiG-denominated assets comprising ZiG-denominated cash and receivables (primarily for the gold sold to FGR and VAT receivables) and ZiG liabilities (mainly comprising taxes payable). During the Quarter, Blanket incurred net realised foreign exchange losses of $1.7 million due to the devaluation of the ZiG. This loss affected cash generated. To reduce the exposure to such losses, management has engaged in aggressive ZiG-denominated procurement to reduce its ZiG-denominated cash. This activity frequently results in Blanket making prepayments in respect of consumables and supplies denominated in ZiG, which also adversely affects cash generation.

During the Quarter, Blanket participated to a greater extent in the “Willing-Buyer-Willing-Seller” foreign exchange market and realised conversions of $3.3 million, which has seen an increase in liquidity.

Electricity supply

Blanket requires approximately 24MW of electricity to maintain all mining and processing operations.

Blanket obtains approximately 20% of its power requirements from a captive solar plant operated by Cross Boundary Energy (“CBE”). The solar plant, commissioned in March 2023 at a cost of approximately $14.2 million, was previously owned by a Caledonia group company before it was sold to CBE in April 2025. In general, the solar plant operated better than anticipated. The solar plant does not provide any power at night, and output is severely restricted if there is anything other than unbroken sunshine.

In the ordinary course of events, the remainder of Blanket’s power is supplied by the Intensive Energy Users Group (80%) and ZETDC (20%) from coal-fired Hwange Power Station and/or the hydro Kariba Power Station all of which is “wheeled” through the Zimbabwe grid to Blanket. Due to the very poor condition of the grid - particularly in Blanket’s location – the grid power provided to Blanket is subject to frequent interruptions. In addition, power obtained through the grid is subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment and disruptions to the operation.

In recent years, Blanket has increased its diesel generating capacity to 18MVA (up to 12 MW) of installed capacity which is not enough to maintain all operations and capital projects, and only on a stand-by basis. Currently, electricity produced by diesel generators costs approximately 48.6 cents/kWh compared to 14.7 cents/kWh for grid power.

During the Quarter, Blanket consumed 32.75GWh of power compared to a plan of 33.54GWh. The lower-than-expected consumption was due to intensive energy management initiatives that largely include switching off of compressors during blasting time and load management which has resulted in more efficient energy utilisation on the mine, even as the mine hoisted and milled more tonnes above budget.

The following initiatives have been implemented by Blanket to alleviate the power challenges:

●	2019: installed two 10MVA auto tap transformers on the Zimbabwe Electricity Supply Authority (“ZESA”) supply line to protect equipment at No. 4 shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply (cost: $0.488m).
●	2019: two further 10MVA auto tap transformers were installed to protect equipment at Central Shaft (cost: $0.488m).
●	Caledonia’s 12.2MWac solar plant was commissioned in early 2023 at a cost of $14.2 million and provides approximately 20% of Blanket’s average daily electricity demand.
●	In April 2023 Blanket entered into a power supply agreement with the Intensive Energy Users Group (“IEUG”) and the Zimbabwean power utility to allow the IEUG to obtain power from independent power producers to strengthen power supply trading and synergies within intensive energy users on the Zimbabwean power grid. As a result of this arrangement, Blanket has paid a lower tariff for energy supplied by IEUG but, as noted above, it has not improved the power quality received at Blanket.
●	In November 2024 power factor correction equipment was installed at a cost of $1.5 million. In the long term this equipment is expected to reduce diesel consumption, although, as noted above, due to the other difficulties with power supply in late 2024, diesel consumption was higher than usual to compensate for poor supply from the solar plant and from the grid. The power factor correction equipment has reduced penalty charges incurred by ZESA and has so far resulted in savings of approximately $75,000 per month.
●	In addition to the above, the capital budget for 2026 includes provision to re-configure the Central Shaft winder so that it uses less power: the capital cost of this exercise is approximately $2.4 million with an anticipated saving of approximately $1.2 million per annum. Investigations are underway to reduce Blanket's overall electricity consumption by using the available shafts and machinery more efficiently. Management is also evaluating other options to improve the overall quality of Blanket’s power supply to enhance operational resilience and reduce costs.
●	In 2026, the Board approved capital expenditure for about $14.3 million for Blanket to erect a new 32 km 132kV powerline feeder from Gwanda to Blanket. This feeder will also feed into an upgraded new 40 MVA substation to be erected at Blanket to give Blanket adequate capacity for current and future growth.

Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region, and rainfall typically occurs between November and February. Based on current water availability and storage levels, management does not expect any shortage of water for the remainder of 2026. Nevertheless, initiatives are under way to reduce water consumption and improve water-use efficiency.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

●	A royalty is levied on gold revenues at a rate of 3 - 10%, depending on the gold price per ounce.
●	Income tax is levied at 25.75% (2025: 25.75%) on taxable income as adjusted for tax deductions in the tax year. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. There is a deduction of 100% of all capital expenditure incurred in the year of assessment. As noted above, the royalty is deductible for income tax purposes. The calculation of taxable income is performed using financial accounts prepared in USD and split between USD and ZiG based on the currency in which the transactions are denominated.
●	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.7. Opportunities and Outlook

Production and cost guidance

Production guidance for Blanket in 2026 is between 72,000 and 76,500 ounces. Management is confident that production for 2026 will be within this range.

2026 on-mine cost guidance has been revised upwards from $1,500 - $1,700/oz to a range of $1,600-$1,800/oz. The increase in on-mine costs is driven by higher mining and milling activity, higher employee benefits costs associated with BETS dividend distributions, and inflationary pressure on key consumables.

2026 AISC guidance has also increased from $2,100-$2,300/oz to a range of $2,500-$2,700/oz due to the increase in on-mine costs and additional sustaining capital investment, including expenditure on the K-Pits development, the 133kV powerline project, the AC/DC conversion project, village housing and additional capital development work to support future production growth. Importantly, a significant proportion of the increase in AISC guidance reflects planned investment in strategic infrastructure and growth-enabling projects rather than addressing a deterioration in the underlying operating performance of the business. These investments are expected to improve operational resilience, support future production growth and create long-term value for shareholders.

The Company previously announced to the market the 133kV powerline project and AC/DC conversion project estimated at $16.4 million in aggregate. These projects are intended to improve operating resilience and achieve long-term cost efficiencies. However, at the time of those announcements, detailed engineering, supplier quotations and sourcing arrangements had not been sufficiently advanced to accurately determine the amount and timing of expenditure to be incurred during 2026. Following completion of this work, a portion of the expenditure is now expected to be incurred during 2026 and has therefore been incorporated into the updated guidance. This accounts for approximately 37% of the increase in AISC guidance.

The new capital spending on housing is a first step towards improving the environment for Blanket’s workforce.

The new investment in the K-pits will accelerate the progress towards full-scale oxide mining and leaching operations and, subject to the satisfactory outcome of ongoing metallurgical testing, is expected to give rise to incremental production in 2027.

The investment at Lima is to re-configure the plant so that from September it can process approximately 200 tonnes per day of the incremental run-of-mine material arising from the introduction of the new 7-day shift system at Blanket in June.

The table below illustrates the movements in guidance:

Production guidance	Previous 2026 Guidance	Updated Guidance	% change
Production (oz)	72,000 -76,500	Unchanged	+1%
On-mine cash costs per ounce sold	$1,500 - $1,700	$1,600 - $1,800	+6%
AISC per ounce sold	$2,100 - $2,300	$2,500 - $2,700	+18%

New capital projects previously announced ($million)	Previously	2026 expenditure
	announced
	March 23, 2026

132 kV Powerline	14.2	8.1
Central Shaft Rock Winder DC Configuration	2.2	3.1

Additional spend
Housing project	—	1.3
K-Pits	—	4.0
Lima	—	0.3
Underground Capital Development	—	0.9
	16.4	17.6

Capital expenditure

Guidance for the 2026 capital expenditure programme has been revised from $178.9 million to $103.3 million with $51.5 million allocated to Blanket and $3.8 million to Motapa and $48 million to Bilboes. As noted above, the investments at Blanket aim to modernise operations and improve mining efficiency. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability, and ensure the continued success of Blanket. The capital expenditure will be funded through a combination of internally generated cash, cash reserves and debt with no anticipated impact on the dividend.

Key projects include:

●	Blanket development: $8.5 million to carry out planned development of 5,449 meters including an additional 434 meters to improve flexibility and access higher grade areas from the previously reported life of mine plan.
●	Efficiency improvements: $1.7 million for new elution and electro wining system together with phase 1 plant automation.
●	Operational resilience: $1.6 million exploration and $0.8 million for IT upgrades as the business continues to modernise its systems and processes.
●	Employee welfare improvement: $3.3 million to build 80 staff houses.
●	Powerline: $8.1 million construction of a 34km electricity line to connect Blanket to Zimbabwe’s 132Kv backbone.
●	AC to DC conversion: $3.1 million to convert the winder at Central Shaft from Alternating Current to Direct Current operation.
●	Exploration and project development: $3.8 million towards exploration at Motapa, building on encouraging results in 2025.

Further expenditure at Motapa in forthcoming years will depend on the strategic prioritisation of the uses of cash and the outcome of further work on exploration.

Bilboes Sulphide Project – 2026 Capital Expenditure

The planned capital expenditure for Bilboes in 2026 is $48 million, reflecting the significant development activities planned during the year as the project advances towards its next phase of execution. The reduction in the planned capital expenditure at Bilboes does not reflect any change on the project timetable; it reflects a better understanding of the timing of deposits required for long-lead time equipment which continues to emerge from the ongoing procurement programme.

The key capital expenditure to date is outlined below:

Capital	Actual	Budget	Variance	Strategic Objective
Project	($million)	($million)	($million)
General Site Infrastructure	0.8	0.2	(0.6)	Completion of site infrastructure to support construction and future mining operations.
EPCM contractor	1.7	7.2	5.5	The EPCM contractor is responsible for coordinating engineering, procurement, and construction activities.
Owners Costs	1.0	0.9	(0.1)	These expenditures are essential to project delivery, funding the owner's governance, oversight, compliance, and operational preparedness activities necessary for a successful project outcome.
TOTAL	3.5	8.3

The 2026 capital expenditure is focused on progressing the Bilboes sulphide project through key development milestones, with particular emphasis on mine development and site infrastructure. The timely execution of these activities is critical to maintaining project schedules, de-risking future construction phases, and positioning the project for successful development. Procurement of long-lead items will further enhance schedule certainty by securing critical equipment ahead of anticipated construction requirements.

Dividend

Caledonia has paid a quarterly dividend since 2012. Dividends had typically been paid in January, April, July and October of each year. To streamline the administration relating to the Board’s processes, from the end of 2024 dividends have instead been declared by the Board at the same time as the publication of quarterly results i.e. in the middle of March, May, August, and November. Payment of the dividends are subject to the usual regulatory and administrative procedures and therefore payment is made approximately four weeks after the dividend has been declared.

The Board will consider the continuation of the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including with regard to Blanket maintaining a reasonable level of production; receiving payment in full and on time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

Strategy

The immediate strategic focus is to:

●	Achieve Blanket’s production guidance to a targeted range of 72,000 - 76,500 ounces of gold for 2026;
●	Management anticipates that gold production at Blanket in 2027 will be higher than the 2026 guidance above, due the increased run-of-mine production arising from the introduction of the 7-day shift and the potential for oxide mining at the K-pits. Management is currently finalising a resource estimate for the K-pits and is assessing the extent of timing of any increased production, the required capital expenditure to achieve higher production and the resultant effect on on-mine and all-in sustaining costs. Management expects that firm guidance for 2027 in respect of production, costs and operating costs will be provided after the 2027 budgeting exercise has been completed at the end of 2026;
●	Engage in further exploration at Blanket with the objectives to upgrade existing inferred mineral resources to measured and indicated mineral resources so that Blanket’s life of mine may be extended and to commence exploration on other target areas on Blanket’s lease area which are outside the current mine footprint;
●	continue with fund raising activities for the Bilboes sulphide project and commence mine development and
●	continue with exploration activities at Motapa with a view to identifying sulphide and oxide mineral resources. Any sulphide mineral resources would eventually be treated as part of the Bilboes sulphide project; oxide mineral resources may create short term, relatively short-life revenue opportunities.

5. EXPLORATION

Caledonia’s exploration activities are focused on Blanket and Motapa.

Blanket - Underground

Deep exploration drilling continues at Blanket primarily targeting the down dip continuations of the main orebodies at Blanket, namely Lima, Eroica, AR South, AR Main and the six Blanket orebodies.

Latest results of the drilling program were published on April 7, 2026 which provided detail regarding the drilling results. Of note from the drilling results are the continued, generally better than expected grades and widths being encountered on the Blanket 7 (“BLK7”) orebody. As previously disclosed, BLK7 is a newer orebody encountered between 30 and 34 levels which is now being drilled out to define the orientation of a mineralised zone.

The deep drilling at Lima has shown the Lima orebodies extend to at least the 34-level horizon. The Lima orebody comprises up to 6 individual mineralised zones, not always developed together, and further infill drilling will delineate the spatial orientations of these orebodies.

The deep drilling at Blanket continues to prove the continuation of the main orebodies at depths equivalent to the lowest levels of the mine and beyond. The density of drilling intersections is likely to upgrade inferred mineral resources to the indicated mineral resource category or better, providing a solid resource base for life of mine planning.

Blanket has commenced a surface exploration project within the area held under the Blanket mining lease. The program is targeting the Banded Iron Formation (“BIF”) which strikes in a north-westerly direction and has been exploited at the nearby Vumbachikwe and Sabiwa gold mines. The BIF extends from the southern boundary of the Blanket lease area through to the northern boundary and beyond.

A program of shallow surface trenching was completed at an area named the K-Pits. A total of 13 surface trenches were completed for a total of 2,220 meters. Geological mapping showed shear zones and quartz veining or silicification along the lithological boundaries of a talc chlorite schist and the surrounding metabasalts.

On the strength of sampling results from the trenching, a total of 7,063 meters of shallow Reverse Circulation (“RC”) drilling was completed at the K-Pit target, focused primarily on examining the area for oxide gold mineralisation that may be amenable to low-cost surface heap leaching operations.

Details and results of the drilling program were disclosed on July 23, 2026 with highly encouraging gold grades from the weathered zones. In addition, it is anticipated the continuation of the sulphide zone represents a previously unmined mineralised zone approximately 200 meters to the east (in the footwall) of the current underground mining zones.

Currently, metallurgical testing is underway to ascertain the amenability of the oxide mineralisation to surface heap leaching of the gold content. If successful, this may in due course lead to surface mining activities at Blanket.

Motapa

US$3.8 million has been allocated to Motapa exploration as part of the Group’s 2026 growth capital programme, reflecting management’s continued commitment to disciplined investment in exploration while maintaining financial flexibility. Planned work programmes are designed to complement the Bilboes development timetable and to build a pipeline of potential future opportunities that could enhance mine life, operational flexibility and regional scale over time.

Results of the 2025 drilling campaign were disclosed on June 10, 2026. Drilling has confirmed the continuity of mineralisation along a strike length of approximately 6km (Northern, Central and Southern trends) within the Bubi Greenstone Belt. Additional prospective zones have been identified through the continuation of the surface trenching program. The Motapa area is highly prospective for both oxide and sulphide mineralisation, supporting near-term and longer-term development potential in the greater area.

Based on results to date, Caledonia expects to publish a maiden mineral resource estimate for portions of Motapa in the third quarter of 2026, representing a key milestone in evaluating the project's contribution to the broader Bilboes development strategy.

6. INVESTING

An analysis of investments is set out below.

($’000’s)	2023	2024	2025	2026		2026
	Year	Year	Year	Q1		Q2
Property, plant and equipment
Blanket	28,240	27,109	30,758	4,795		8,058
Solar	163	—	—	—		—
Bilboes	—	—	—	—		4,706
Other	1,203	472	275	(67)	*	101
Total investment – property, plant and equipment	29,606	27,581	31,034	4,728		12,865

Exploration and evaluation assets
Bilboes	73,573	1,327	3,721	737		—
Maligreen	372	35	25	12		—
Motapa	2,748	1,641	3,279	570		1,183
Other Satellite properties	—	51	15	—		—
Total investment – exploration and evaluation assets	76,693	3,054	7,040	1,319		1,183

* Negative balance movement resulting from an intra-group transfer.

The acquisition of property, plant and equipment relates to the investment at Blanket as discussed further in section 4.3; the investment in exploration and evaluation assets related to the feasibility study work performed at Bilboes of $Nil (2025: $1.5 million), exploration work at Motapa of $1.2 million (2025: $1.2 million) and Maligreen of $Nil (2025: $2,000) during the Quarter.

Investment in property, plant and equipment at Blanket is discussed in section 4.3 of this MD&A; investment in exploration and evaluation assets is as set out in section 5.

7. LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources is set out below.

Liquidity and Capital Resources
($’000’s)	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
As at	2025	2025	2025	2025	2026	2026
Net cash and cash equivalents	(4,572)	8,211	7,278	23,840	161,155	167,769
Net working capital	14,611	34,750	38,571	34,584	178,037	186,965

Movements in Caledonia’s net cash, overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 3.3.5. The Group’s liquid assets as at June 30, 2026 plus anticipated cash flows exceeded its planned and foreseeable commitments as set out in section 7.

The Group generated total comprehensive income of $30.4 million and net cash inflows from operating activities of $28.4 million during the Quarter. As at 30 June 2026, the Group had cash and cash equivalents of $167.8 million.

The Group continues to generate positive cash flows from operations at Blanket, which remains the primary source of funding for Blanket operating activities, sustaining capital expenditure and approved growth projects. During the Quarter, the Group also completed the issuance of US$150 million Convertible Senior Notes due 2030, further strengthening its liquidity position and providing additional financial flexibility to support the development of the Bilboes sulphide project.

Management has prepared forecasts and cash flow projections covering a period of at least twelve months from the date of approval of the interim financial statements. These forecasts incorporate expected operating performance at Blanket Mine, planned capital expenditure programmes and the Group's existing cash resources. Based on these forecasts and the Group's current financial position, the directors have a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future.

Accordingly, the interim condensed consolidated financial statements have been prepared on a going concern basis. While the Group remains exposed to risks and uncertainties, including fluctuations in gold prices, changes in operating costs, project execution risks and broader economic conditions, the directors are satisfied that the Group has sufficient liquidity and access to funding to meet its obligations as they fall due for at least the next twelve months.

8. OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements. The Company had the following contractual obligations at June 30, 2026:

Payments due by period*
($’000’s)	Within			After
Falling due	1 year	1-3 Years	4-5 Years	5 Years	Total
Trade and other payables	27,649	—	—	—	27,649
Provisions	—	298	314	14,981	15,593
Capital expenditure commitments	9,671	—	—	—	9,671
Loans and borrowings	1,608	480	—	—	2,088
Lease liabilities	384	353	222	111	1,070
Cash-settled share-based payments	569	933	—	—	1,502
Convertible Senior Notes	8,813	17,625	17,625	167,625	211,688
Bank overdrafts	4,015	—	—	—	4,015
Bonds	3,233	11,348	—	—	14,581

*All amounts above are undiscounted

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA, and which will be sold to Blanket.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations as discussed in section 4.2 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and the Group’s existing borrowing facilities. The Group leases property for its administrative offices in Jersey, Harare, Bulawayo, Dubai and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of June 30, 2026, the Group had liabilities on the statement of financial position for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $5.9 million (December 31, 2025: $5.5 million), Motapa’s undiscounted liability amounted to $1.1 million (December 31, 2025: $1.0 million), and Bilboes’ undiscounted liability amounted to $3.3 million (December 31, 2025: $3.2 million).

9. ADJUSTED EARNINGS PER SHARE

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the profit/loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to BETS (the company that owns 10% of Blanket’s shares on behalf of an employee trust), foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted earnings per share (“Adjusted EPS”) to IFRS Profit attributable to owners of the Company
($’000’s, unless otherwise indicated)
	3 months ended		6 months ended
	June 30		June 30
	2026	2025	2026	2025
Profit for the period (IFRS)	30,020	23,596	48,933	34,759
Non-controlling interest share for the period	(6,214)	(3,109)	(9,274)	(5,357)
Profit attributable to owners of the Company	23,806	20,487	39,659	29,402
BETS adjustment	2,531	(118)	2,067	(459)
Earnings (IFRS)	26,337	20,369	41,726	28,943
Weighted average shares in issue (thousands)	19,321	19,253	19,321	19,253
IFRS EPS (cents)	136.3	105.7	216.0	150.3

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	27	29	40	34
Unrealised net foreign exchange (gains)/losses	(49)	222	184	474
- less tax	93	118	20	118
Adjusted IFRS profit excl. foreign exchange	26,408	20,738	41,970	29,569
Weighted average shares in issue (thousands)	19,321	19,253	19,321	19,253
Adjusted IFRS EPS excl. foreign exchange (cents)	136.7	107.7	217.2	153.6

Add back/(deduct) amounts in respect of:
Reversal of BETS adjustment	(2,531)	118	(2,067)	459
Payout costs	78	333	78	1,125
Tax on Payout costs	(21)	(88)	(21)	(300)
Deferred tax	504	930	573	868
Non-controlling interest portion of deferred tax and impairment	199	(103)	146	(130)
Fair value (gains)/losses on derivative financial instruments	(11,501)	—	(15,496)	1,592
Adjusted profit	13,136	21,928	25,183	33,183
Weighted average shares in issue (thousands)	19,321	19,253	19,321	19,253
Adjusted EPS (cents)	68.0	113.9	130.3	172.4

10. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors and executive officers of the Company. The amounts paid by the Company for the services provided by key management personnel who are related parties have been determined by negotiation among the parties and are reviewed and approved by the Board. These transactions are in the normal course of operation.

The Company entered into a new consultancy agreement with Mr. Curtis, a former director of the Company, in February 2026 which expired on June 30, 2026 with a monthly fee of $5,000. During the Quarter, the Company expensed $15,000 (2025 (under a previous consultancy agreement): $37,500) in advisory service fees to Mr. Curtis.

$7,500 rent was paid to Fulbon Investments (Pvt) Limited in the Quarter, of which Mr. Gapare is a director, which supplied office accommodation to CHZ.

11. CRITICAL ACCOUNTING ESTIMATES

Caledonia’s accounting policies are set out in the Interim Financial Statements which are being publicly filed on EDGAR and on SEDAR+. In preparing the Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Interim Financial Statements is included in the following notes:

11.1. Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs as performed in 2025 and adjusted for inflation in 2026. For properties in the development phase the restoration costs are recognised at the current estimated cost of restoration undiscounted. For properties in the production phase assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for.

11.2. Exploration and evaluation (“E&E”) expenditure

Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral project and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g., such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”) requires that both technical feasibility and commercial viability be demonstrable before exploration and evaluation assets are reclassified to development assets. Following an assessment of the technical and commercial status of the Bilboes sulphide project, management concluded that, as at March 31, 2026, the criteria for transition from the exploration and evaluation phase to the development phase had been met. Accordingly, the Bilboes sulphide asset was transferred from exploration and evaluation assets to development assets effective March 31, 2026.

11.3. Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilised or sufficient estimated taxable income against which the losses can be utilised.

11.4. Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgmental decisions and estimates. Financial assets are also reviewed regularly for impairment.

11.5. Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated

and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

11.6. Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) based on information compiled by a qualified person principally in terms of Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the SEC’s Subpart 1300, relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-hole intersections where multiple reefs are intersected.
●	continuity of mineralisation between drill-hole intersections within recognised reefs; and
●	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources principally in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

●	the gold price based on current market price and the Group’s assessment of future prices;
●	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
●	planned future production from measured, indicated and inferred resources.

Changes in reported mineral reserves and mineral resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows;
●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

12. FINANCIAL INSTRUMENTS

12.1. Commodity risk

As at June 30, 2026 the Company had the following put options to hedge gold price risk:

	Ounces hedged	Ounces hedged	Strike price	Period of hedge
Purchase date	June 30, 2026	December 31, 2025
November 12, 2025	54,000 oz	60,000 oz	$3,500	January 2026 - December 2028
November 21, 2025	36,000 oz	48,000 oz	$3,500	January 2026 - December 2027

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money” put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

12.2. Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable predominantly relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled shortly after year end.

Credit risk arising from cash and cash equivalents is considered low as the Group holds its cash balances with reputable financial institutions that have strong credit ratings. Management continuously monitors the creditworthiness of these institutions and does not expect any counterparty to fail to meet its obligations.

12.3. Liquidity risk

All trade payables, financial liabilities and the bank overdrafts have maturity dates that are repayable as set out in section 8.

12.4. Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.6 of this MD&A, the ZiG is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in ZiG being subject to further fluctuations in the exchange rate between ZiG and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

12.5. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of an interest-bearing financial asset or liability will fluctuate as a result of changes in market interest rates. Management believes that the Group's exposure to interest rate risk is limited, as the majority of its borrowings are subject to fixed interest rates hence there is no exposure to changes in future contractual cash flows. The Group's cash and cash equivalents comprise highly liquid investments that earn interest at market rates. The Group's policy is focused on preserving capital and maintaining liquidity, with surplus funds invested primarily in short-term deposits with high credit rated financial institutions.

Fixed-rate borrowings expose the Group to fair value interest rate risk, as the market value of the debt would fluctuate in response to changes in market interest rates. However, because the borrowings are measured at amortised cost, changes in market interest rates do not affect the carrying amount of the debt, profit or loss, or equity. Consequently, management has not presented an interest rate sensitivity analysis for these instruments.

The Group's exposure is monitored as part of its overall treasury and funding strategy.

13. SECURITIES OUTSTANDING

At August 10, 2026, the last day practicable prior to the publication of this MD&A, Caledonia had 19,335,079 common shares issued.

14. RISK ANALYSIS

Caledonia's business is subject to significant risk arising from the nature of mining, exploration and development activities, and from the jurisdictions in which it operates. Risk cannot be eliminated, and the Group's approach is to be explicit about which risks it is prepared to accept. Caledonia has very limited appetite for exposures affecting the safety of its people or its licence to operate, and a higher appetite for risks taken deliberately in pursuit of growth, where the potential return is understood and the exposure is capable of being managed. Refer to the Annual Report on Form 20-F for 2025, which was published on the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on April 24, 2026, and which is also available on SEDAR+, for a comprehensive discussion of the risk factors and how management seeks to mitigate the risks where this is possible.

15. FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Bilboes sulphide project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralisation being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to FGR, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

16. CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which interim filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarised and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of June 30, 2026. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of June 30, 2026, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit and Risk Committee, which is composed of independent directors, meets periodically with management and our independent registered public accounting firm to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as of each fiscal year end. Management uses the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as its framework for evaluating ICFR. Based on the procedures performed as of June 30, 2026, management has not identified any material weakness in the Company's ICFR.

There have been no changes in the Company’s ICFR during the period ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

17. QUALIFIED PERSON

Mr. Craig Harvey (NHD Economic Geology, MGSSA, MAIG) is the Company’s qualified person as defined by Subpart 1300 and NI 43-101. Mr. Harvey is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Harvey has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.